May 24, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW, Stop 4-5
Washington, DC   20549
USA

ATTENTION:  Karl Hiller, Branch Chief

Dear Sirs and/or Mesdames:

RE:      Teck Cominco Limited
         Forms 40-F for Fiscal Year Ended December 31, 2005
         Filed March 30, 2006
         Form 6-K's filed March 14, 2006
         File No. 1-13184
         --------------------------------------------------

Thank you for your comment letter dated April 25, 2006 with respect to the above noted filings. Our responses to your comments are set out below:

FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

LIST OF EXHIBITS

1.   SEC Comment

"WE NOTE THAT EXHIBIT'S 99.2 AND 99.3 WHICH RELATE TO THE CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS, RESPECTIVELY, ARE INCORPORATED BY REFERENCE FROM FORM 6-K'S FURNISHED ON MARCH 14, 2006. GENERAL INSTRUCTIONS B(5) TO FORM 40-F REQUIRED INFORMATION INCORPORATED BY REFERENCE, THAT WAS NOT PREVIOUSLY FILED WITH THE COMMISSION, TO BE ATTACHED AS AN EXHIBIT AND FILED WITH THE FORM 40-F. AS SUCH, IT WILL BE NECESSARY FOR YOU TO AMEND YOUR FORM 40-F TO ATTACH AND FILE YOUR CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS AS EXHIBITS. YOU MAY ALSO REFER TO THE REQUIREMENTS OF RULE 303(B) OF REGULATION S-T FOR CLARIFICATION."

     Our Response

We have amended our Form 40-F to attach and file our Consolidated Financial Statements and Management Discussion and Analysis as exhibits as requested. The amended Form 40-F was filed on May 22, 2006.

FORM 6-K FILED MARCH 14, 2006 - CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

FINANCIAL STATEMENTS

NOTE 21 - SUPPLEMENTARY CASH FLOW INFORMATION

2.   SEC Comment

"WE NOTE THAT YOU CLASSIFY MONEY MARKET INVESTMENTS WITH MATURITIES RANGING FROM LESS THAN THREE MONTHS TO TWELVE MONTHS, AS PART OF CASH AND TEMPORARY INVESTMENTS IN YOUR STATEMENTS OF CASH FLOWS. UNDER U.S. GAAP, PARAGRAPH 8 OF SFAS 95 GENERALLY LIMITS INVESTMENTS WITH ORIGINAL MATURITIES OF THREE MONTHS OR LESS TO QUALIFY AS CASH EQUIVALENTS REPORTED WITHIN THE STATEMENT OF CASH FLOWS. WE DID NOT LOCATE A RECONCILING ITEM FOR THIS DIFFERENCE WITHIN YOUR DISCUSSION OF DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP LOCATED IN NOTE 24. PLEASE REVISE YOUR DISCLOSURE TO ADDRESS THIS DIFFERENCE."

     Our Response

After considering staff's comments and discussing those comments with our auditors, we have revised our disclosure to do the following:

    (a) reclassify our Canadian GAAP consolidated balance sheet to show cash and cash equivalents of $2.098 billion, which will include our money market investments with original maturity dates of less than three months and add a new line item for temporary investments of $0.986 billion that will include those money market investments with maturities from the date of acquisition of greater than three months,

    (b) revise our Canadian GAAP cash flow statement such that it will reconcile to the $2.098 billion referred to in point (a) above and include a separate line item in the investing activities section of the cash flow statement to include the increase in temporary investments,

    (c) change our supplementary cash flow information note (note 21(a)) to agree to the revised presentation on our balance sheet described in point (a) above, and

    (d) add the new classifications described in point (a) above to our Canadian and U.S. GAAP balance sheet in note 24 to agree to the revised presentation on our consolidated balance sheet. The revised classification will be the same under both Canadian and U.S. GAAP.

We have refiled our consolidated financial statements as at and for the year ended December 31, 2005 and our interim consolidated financial statements as at and for the quarter ended March 31, 2006, revised as described above, in Canada on May 19, 2006 and in the United States on May 22, 2006.

Our auditors have issued a revised audit report on the consolidated financial statements for the year ended December 31, 2005 that makes reference to the reclassification.

NOTE 24 - GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES IN CANADA AND THE UNITED
          STATES

3.   SEC Comment

"AS PART OF THE RECONCILIATION TO U.S. GAAP, ITEM 17 OF THE FORM 20-F REQUIRES THAT FOR EACH PERIOD FOR WHICH AN INCOME STATEMENT IS PRESENTED AND REQUIRED TO BE RECONCILED TO U.S. GAAP, YOU SHALL PROVIDE EITHER A STATEMENT OF CASH FLOWS PREPARED IN ACCORDANCE WITH U.S. GAAP, OR A NOTE CONTAINING A QUANTIFIED DESCRIPTION OF THE MATERIAL DIFFERENCES BETWEEN CASH FLOWS IN YOUR HOME COUNTRY, COMPARED TO THOSE CALCULATED IN ACCORDANCE WITH U.S. GAAP. PLEASE REVISE YOUR DISCLOSURE TO COMPLY WITH THIS GUIDANCE."

     Our Response

On the basis of the revisions outlined above, we do not consider that there are any material differences between Canadian and U.S. GAAP with respect to our cash flow statement other than that which is already noted.

CLOSING COMMENTS

We acknowledge that:

     - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If there are further questions in connection with the foregoing responses, you may contact the undersigned at (604) 687-1117.

Yours truly,


/s/ Ronald A. Millos
--------------------------------------
Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer